As filed with the Securities and Exchange Commission on August 23, 2005.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

  In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                                OF
  File No. 70-9803                                              NOTIFICATION

Public Utility Holding Company Act of 1935, as amended (the "Act")


         Pursuant to the Commission's order dated August 29, 2003 (HCAR No. 27717) (the "Order") granting and permitting to become effective the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp., a Delaware corporation and registered holding company under the Act ("Cinergy"), Cinergy Investments, Inc., Cinergy Capital & Trading, Inc. and Cinergy Marketing & Trading, LP, each a direct or indirect wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information covering the period from January 1, 2005 to and including June 30, 2005 (the "Reporting Period") (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the Order):



1. The following provides information concerning any transactions entered into or consummated during the Reporting Period in which any Applicant acquired or agreed to acquire any Energy Related Assets (including if the acquisition did not require state commission authorization, a statement confirming that fact).

        No such transactions were entered into or consummated during the Reporting Period.


2. Cinergy had no Aggregate Investment in Energy Related Assets as of the end of the Reporting Period.



                               S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf as of the date indicated below by the undersigned thereunto duly authorized.

Date:         August 23, 2005

                                            CINERGY CORP.


                                            By: /s/Wendy L. Aumiller
                                                Wendy L. Aumiller
                                                Vice President and Treasurer